UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                            REPORT OF FOREIGN ISSUER

                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                  JULY 28, 2005


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                                XENOVA GROUP PLC
             (Exact name of Registrant as specified in its charter)


                              957 BUCKINGHAM AVENUE
                                     SLOUGH
                                    BERKSHIRE
                                    SL1 4NL
                                       UK
                    (Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                       Form 20-F [X]     Form 40-F [ ]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________


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DISCLOSURE OF INTERESTS

DISCLOSURE OF INTERESTS
XENOVA GROUP PLC. ORDINARY GBP 0.01

Please find detailed below our interests in Xenova Group Plc. Ordinary GBP 0.01. These figures are accurate as at the close of business on 25 July 2005 and based on 431,547,821.00 shares in issue.

FUND NAME
GAM UK Diversified

LAST TRADE DATE
22 July 2005

NOMINAL
17,682,000.00

% OF ISSUE
4.097

Yours faithfully

Barbara Hall
GAM London Limited
12 St James's Place
London
SW1A 1NX

Xenova Group plc
Veronica Sellar
+44 1753 706600

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.


                                                   XENOVA GROUP PLC
                                       -----------------------------------------
                                                     (Registrant)

    JULY 28, 2005                                 /s/ DANIEL ABRAMS
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       (Date)                                       Daniel Abrams,
                                                   Finance Director